# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNITY BIOTECHNOLOGY, INC., CIK 0001463361
CUSIP: 91381U200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 124 Washington Street, Suite 101, Foxborough, Massachusetts (MA), 02035
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-19-000104
Filed by CIK 0001402439

## Reporting persons
- ARCH Venture Fund VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Fund VIII Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Clinton Bybee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: UNITY BIOTECHNOLOGY, INC.
Address of issuer's principal executive offices: 124 Washington Street, Suite 101, Foxborough, MA 02035

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund VII, L.P. ("ARCH Venture Fund VII"); ARCH Venture Fund VIII Overage, L.P. ("AVF VIII Overage LP"); ARCH Venture Partners VII, L.P. ("AVP VII LP"); ARCH Venture Partners VII, LLC ("AVP VII LLC"); ARCH Venture Partners VIII, LLC ("AVP VIII LLC") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "Managing Directors" and individually, each a "Managing Director"). The Reporting Entities and the Managing Directors collectively are referred to as the "Reporting Persons".
Address of principal business office or, if none, residence: 8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631
Citizenship: ARCH Venture Fund VII, AVF VIII Overage LP and AVP VIII LP are limited partnerships organized under the laws of the State of Delaware. AVP VII LLC and AVP VIII LLC are limited liability companies organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Not applicable.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARCH Venture Fund VII, L.P.: /s/ ARCH Venture Partners VII, L.P., its General Partner (11/14/2025)
- ARCH Venture Fund VII, L.P.: ARCH Venture Partners VII, LLC, its General Partner (11/14/2025)
- ARCH Venture Fund VII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/14/2025)
- ARCH Venture Fund VIII Overage, L.P.: ARCH Venture Partners VIII, LLC, its General Partner (11/14/2025)
- ARCH Venture Fund VIII Overage, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/14/2025)
- ARCH Venture Partners VII, L.P.: /s/ ARCH Venture Parnters VII, LLC, its General Partner (11/14/2025)
- ARCH Venture Partners VII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/14/2025)
- ARCH Venture Partners VII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/14/2025)
- ARCH Venture Partners VIII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (11/14/2025)
- Keith Crandell: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (11/14/2025)
- Clinton Bybee: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Clinton Bybee (11/14/2025)
- Robert Nelsen: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (11/14/2025)
Comment: * This Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney dated May 7, 2013 and July 26, 2017, filed as Exhibit 2.0 and Exhibit 2.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019 and incorporated herein by reference.